Exhibit 2.1

MATERIAL CHANGE REPORT

ITEM I.	Reporting Issuer:

NQL Drilling Tools Inc. (“NQL”) 1507 – 4th Street Nisku, Alberta T9E 7M9

ITEM II.	Date of Material Change:

July 1 and July 7, 2003

ITEM III.	Press Release

Distributed on July 2 and July 8, 2003 via Canada Newswire

ITEM IV.	Summary of Material Change:

NQL has entered into a term sheet for a short-term loan (the “Short-Term Loan”) in the amount of $10.0 million with CanFund VE Investors II, LP (“CanFund”). This short-term loan, which is expected to close on July 21, 2003, will be subordinated to NQL’s existing indebtedness and will be repaid from the proceeds of the rights offering.

In addition, NQL intends subject to certain conditions, to:

1.	issue, by way of a private placement, (a) 6,349,300 common shares of NQL (a “Common Share”) to Lime Rock Partners II, LP (“Lime Rock”) and (b) 1,587,300 Common Shares to Canfund, at a price of $3.15 per share, for aggregate gross proceeds of approximately $25.0 million (the “Private Placement”); and

2.	complete a rights offering (the “Rights Offering”) to all holders of Common Shares (the “Shareholders”) whereby each Shareholder will receive one right for each Common Share held. The Shareholders will be entitled to purchase one Common Share for every five rights held at an exercise price of $3.15 per Common Share. If fully subscribed, the rights offering will raise gross proceeds of approximately $22.4 million. CanFund has agreed to exercise all rights issued to it and has provided a standby commitment (the “Standby Commitment”) whereby it will acquire all of the Common Shares not acquired through the exercise of rights by other Shareholders. In the event that the rights offering does not close or is not fully subscribed, each of Lime Rock and Canfund have agreed, subject to certain conditions, to provide up to $10 million in subordinated debt to NQL (for total subordinated debt of $20 million). The subordinated debt will only be drawn to the extent the rights offering in not fully subscribed.

ITEM V.	Full Description of Material Change:

On July 7, 2003, NQL entered into a term sheet respecting the Short Term Loan in the principal amount of $10.0 million, to be provided by CanFund, in order to ensure that its operations are not adversely affected during the time period required to complete the Private Placement and the Rights Offering. The Short Term Loan will be subordinated to NQL’s existing indebtedness with its senior banking lenders and will be repaid from the proceeds of the Rights Offering. The closing of the Short Term Loan is expected to occur on July 21, 2003 and is subject to certain conditions, including completion of definitive documentation and appropriate arrangements with NQL’s senior banking lenders.

The purpose of the Short Term Loan is to provide NQL with the liquidity to pay approximately $7.5 million of accounts payable, plus other corporate payments in arrears, which NQL’s current senior banking facilities do not support.

On July 1, 2003, NQL entered into a private placement financing arrangement for the Private Placement with CanFund, a current shareholder of NQL and Lime Rock, whereby NQL will issue 6,349,300 common shares of NQL to Lime Rock and 1,587,300 Common Shares to CanFund, at a price of $3.15 per share, for gross proceeds of approximately $25.0 million. The Private Placement is subject to certain conditions, including completion of due diligence, agreement with NQL’s bankers, completion of definitive documentation and regulatory and shareholder approval.

After completion of the Private Placement, NQL intends, subject to regulatory and shareholder approval, to complete the Rights Offering, whereby each Shareholder will be issued one right for each Common Share held at a record date to be determined. Each Shareholder will be entitled to purchase one Common Share for every five rights held at an exercise price of $3.15 per Common Share. If fully subscribed, the Rights Offering will raise gross proceeds of approximately $22.4 million. The Rights Offering is expected to close late in September 2003.

CanFund has agreed to exercise all rights issued to it and has provided the Standby Commitment whereby, subject to certain limitations, it will acquire all Common Shares not acquired through the exercise of rights by other Shareholders. As a contingency, should the Rights Offering not close or be fully subscribed for any reason, NQL has also arranged for a $20.0 million subordinated debt private placement, with $10.0 million to be provided by each of Lime Rock and CanFund. The subordinated debt will only be drawn to the extent the Rights Offering is not fully subscribed.

The Private Placement, the Rights Offering and the Standby Commitment, will generate gross proceeds in excess of $47 million and NQL will have 42,582,844 Common Shares issued and outstanding. The net proceeds from these financings will be used to (i) repay a bridge loan facility in the principal amount of $34.6 million provided by NQL’s senior banking lenders, (ii) to repay the Short Term Loan and (iii) to provide working capital. The Private Placement and Rights Offering are subject to the waiver of NQL’s shareholder protection rights plan. Such waiver requires approval of the Shareholders, which will be sought at a shareholder meeting to be held as soon as practicable. The board of directors of NQL have extended the separation time for the rights issued under its shareholder protection rights plan to the date which is 10 business days following the date of such shareholder meeting.

On closing of the Private Placement financing, two nominees of Lime Rock will be appointed to the NQL’s board of directors.

NQL has agreed to pay a non-completion fee of $4.5 million if the Private Placement is not completed in certain circumstances.

ITEM VI.	Confidentiality:

This filing is not being made on a confidential basis.

ITEM VII.	Omitted Information:

None.

ITEM VIII.	Senior Officer:

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Darren Stevenson, Vice President and Chief Financial Officer at:

Telephone: (780) 955-8828.

ITEM IX.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Nisku, Alberta, this 10th day of July 2003.

NQL DRILLING TOOLS INC.

By: “Witold Gutter” Name: Witold Gutter